Filed by Palm, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Handspring
Commission File No.: 0-30719

The following is a series of slides used by Palm, Inc. for presentations to investors.

[PALM LOGO]

Investor Roadshow

June 2003

[PALM LOGO]

This presentation includes forward-looking statements about Palm and its business. We caution you that these statements are subject to risks and uncertainties that may cause actual events or results to differ materially. These risks and uncertainties are detailed in Palm’s filings with the Securities and Exchange Commission, including its Form 10-K for the fiscal year ended May 31, 2002, as amended, and its Form 10-Q for the fiscal quarter ended February 28, 2003.

[PALM LOGO]

Future of Mobile Computing
Our desktops, laptops and other terminals will be
peripheral to the devices that fit in our pocket

[GRAPHIC]	[GRAPHIC]

[GRAPHIC]	[GRAPHIC]
3

Palm Solutions Group Today

Solutions Group

Delivering What Matters

Zire

TUNGSTEN

4

[PALM LOGO]

Palm Solutions Group Today

•	Clear Strategic Focus

•	Large Market Opportunity

•	Market Leader

•	Operational Excellence

[PALM LOGO]	Solutions Group	[GRAPHIC] Zire

Delivering What Matters		[GRAPHIC] TUNGSTEN
4

Achieve Consistent Profitability
- Grow the market
- Design for profitability
- Increase productivity

Maintain Industry Leadership
- Enhance user experience
- Drive business innovation
- Develop strategic relationships

5

[PALM LOGO]		Palm SG Strategy to Win:
Capitalize on Leadership Position to Capture Growth

Grow the Market

		•	Attract first-time users

		•	Expand apps beyond PIM

		•	Develop new geographies

		•	Promote convergence

	Achieve Consistent Profitability		Maintain Industry Leadership

	•	Grow the market	• Enhance user experience

	•	Design for profitability	• Drive business innovation

	•	Increase productivity	• Develop strategic relationships

*This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see slide 28 for additional information. 5

[PALM LOGO]

                Merger of Leaders

[GRAPHIC]

Rationale for Transaction

PalmSource Spin-Off

- Enables greater clarity of mission and focus
- Attracts more licensees and developers
- Fosters stronger Palm Economy
- Attracts own investors

Handspring Acquisition

- Combines operational excellence and innovation
- Creates an unmatched portfolio of products
- Strengthens distribution channels
- Combines industry leading management talents

Enhanced Shareholder Value

7

[PALM LOGO]

Rationale for Transaction

	PalmSource Spin-Off		Handspring Acquisition

	•	Enables greater clarity of mission and focus	•	Combines operational excellence and innovation

	•	Attracts more licensees and developers	•	Creates an unmatched portfolio of products

	•	Fosters stronger Palm Economy	•	Strengthens distribution channels

	•	Attracts own investors	•	Combines industry leading management talents

[GRAPHIC]

Enhanced Shareholder Value

*This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see slide 28 for additional information.					7

[PALM LOGO]

Merger of Leaders
Stronger company will emerge

	•	Unique strategic opportunity in combining:

		–	Operational excellence

		–	Innovation

	•	Combination addresses industry dynamics and customer requirements, creates stronger company

	•	Consistent with Solutions Groups strategic objectives

		–	Grow the market

		–	Maintain industry leadership

		–	Achieve consistent profitability

	•	Focus is on shareholder value creation

*This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see slide 28 for additional information.
8

Handheld Device Continuum

	Smart Phones 	Phones with PIM capabilities
Converged Voice and Data	Communicators 	Wireless data plus telephony
Integrated and Two Piece Wireless	 One-piece solution  Two-piece solution	Wireless data handhelds, including two-piece wide area data access
Traditional PDAs		Basic to premium form factors

9

[PALM LOGO]

Handheld Device Continuum

	Smart Phones [GRAPHIC]		Phones with PIM capabilities

Converged Voice and Data	Communicators [GRAPHIC]		Wireless data plus telephony

Integrated and Two Piece Wireless	One-piece solution [GRAPHIC]	Two-piece solution [GRAPHIC]	Wireless data handhelds, including two-piece wide area data access

Traditional PDAs	[GRAPHIC]		Basic to premium form factors
9

Industry Dynamics
Emerging fast-growing market opportunities

Worldwide
Millions of Units
40
35
30
25
20
15
10
5
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
Total 2002-2006 CAGR=23%
2002-2006
CAGR
Smart Phones 76%
Data Centric Communicators 42%
Traditional PDAs 8%

Source: Gartner, Inc., IDC, Canalys and Company Data

10

[PALM LOGO]

Industry Dynamics
Emerging fast-growing market opportunities

[CHART]

Worldwide
Millions of Units

Total 2002-2006 CAGR = 23%	2002-2006 CAGR Smart Phones Data Centric Communicators Traditional PDAs

Source: Gartner, Inc., IDC, Canalys and Company Data

*This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see slide 28 for additional information.

Palm Solutions Group Global Leadership

Zire™

TUNGSTEN™

take your life with you.

Zire

*Source: IDC Q1 03

11

[PALM LOGO]

Palm Solutions Group Global Leadership

• Over 21 million Palm branded units sold
Zire
• Leading 35% worldwide device market share*	TUNGSTEN
take your life with you
– Europe bright spot

• NPD Device Market Share	[GRAPHIC]

– 50% U.S. All Channel and 50% U.S. Retail (Apr ‘03)

– U.S. Retail share up 10 points since beginning of April based on new products

*Source: IDC Q1 03

Palm Solutions Group Customer Segmentation

Personal ⟷ Professional

Entry	Media Savvy	Professional	Enterprise
Personal Information	Media and Personal Information	Productivity and Performance	Connected Enterprise Data and Groupware
• Organization focused • Simple solutions • Price conscious	• Media focused • Organization secondary • Technology savvy	• Personal and business solutions • Style and feature conscious • Quality and performance weighted	• Simple and convenient access to data - tethered or wireless • Minimal compromises for mobility • Seamlessly fits into enterprise infrastructure

Zire — Tungsten

12

[PALM LOGO]

Palm Solutions Group Customer Segmentation

	Personal						Professional

Entry		Media Savvy		Professional		Enterprise

Personal Information		Media and Personal Information		Productivity and Performance		Connected Enterprise Data and Groupware

•	Organization focused	•	Media focused	•	Personal and business solutions	•	Simple and convenient access to data - tethered or wireless

•	Simple solutions	•	Organization secondary	•	Style and feature conscious	•	Minimal compromises for mobility

•	Price conscious	•	Technology savvy	•	Quality and performance weighted	•	Seamlessly fits into enterprise infrastructure

[LOGO]	[LOGO]

*This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see slide 28 for additional information.

[PALM LOGO]

Zire – Business Innovation at Work

	•	Fastest growing handheld in our history

– Over 1M sold since October ‘02
Zire Address Book Date Book
[GRAPHIC] PC Magazine Best Year 2002 01/2003	•	Strong margins
To-do List Note Pad Organizing made easy.
	•	PC Magazine Best Product of 2002

	•	Best selling product in US retail (NPD)

	•	#1 selling handheld in 6 of the 7 largest countries in Europe (GfK)

	•	Upgrade potential

Source: NPD Q4 02; GfK Dec/Jan 03
*This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see slide 28 for additional information.

Spring Launch – Media and Wireless Power!

My Yahoo!
Market Summary

Wi Fi CERTIFIED

Zire 71

TUNGSTEN C

14

[PALM LOGO]

Spring Launch – Media and Wireless Power!

[GRAPHIC]	[GRAPHIC]	Wi Fi CERTIFIED
Zire 71	Tungsten C

Zire 71: Multimedia Rich Device

Zire 71

Zire
RealOne Player
Get You There
Orbiter
Sparks on a String
3:56 | 4:32
Songs
Playlists

TI ARM, Palm OS 5.2

16 MB Memory

640 x 480 Camera

MP3 & Video

320 x 320 Res

Transflective TFT

65,000 + colors

5-Way Nav

Zire 71
640 x 480
Options
269 Left

[PALM LOGO]

[GRAPHIC]	Zire 71: Multimedia Rich Device Zire 71 TI ARM, Palm OS 5.2 16 MB Memory 640 x 480 Camera MP3 & Video 320 x 320 Res Transflective TFT 65,000 + colors 5-Way Nav	[GRAPHIC]

[PALM LOGO]

Tungsten C:
Expanding Our Wireless Capability

  400MHz Intel ARM XScale Processor                                                                                            [GRAPHIC]
  Built-in Wi-Fi (802.11b)
  Full work day of battery life with persistant Wi-Fi connectivity
  Solutions Group developed memory breakthrough -- Most memory for a Palm OS® handheld at 64MB
  320 x 320 transflective TFT display, 65,000+ colors
  Includes powerful pre-installed productivity applications beyond PIM
  Voice jack for recording and future Voice Over Internet Protocol (VOIP) apps

*This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see slide 28 for additional information.

[PALM LOGO]

Palm Solutions Group Product Lineup

		TUNGSTEN T	TUNGSTEN C	TUNGSTEN W
		[GRAPHIC]	[GRAPHIC]	[GRAPHIC]
		$399	$499	$549*
				*does not include activation rebate
$99	$199	$299
[GRAPHIC]	[GRAPHIC]	[GRAPHIC] [GRAPHIC]
Zire	m130	Zire 71 m515

[PALM LOGO]

Solutions Group Operating Results

	Q1 03	Q2 03	Q3 03	LTFM*
Revenue	164.7	257.9	197.9
Gross Profit	37.6	70.2	47.1
% of Rev	23%	27%	24%	25%-30%
Op Exp - Non-GAAP	69.1	66.6	68.3
% of Rev	42%	26%	35%	19%-22%
Op Inc - Non-GAAP	(31.5)	3.6	(21.2)
% of Rev	-19%	1%	-11%	5%-7%
Pre-Tax Inc - Non-GAAP	(31.3)	8.4	(23.8)
% of Rev	-19%	3%	-12%
Pre-Tax Inc - GAAP	(32.4)	9.2	(165.1)
% of Rev	-20%	4%	-83%

*Reflects management’s long-term internal target for operations

This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see slide 28 for additional information.

SG Sell-Through More Indicative than Sell-In

Revenue
($ Mill)
Yr-over-Yr
Change
$300
$250
$200
$150
$100
$50
$0
0%
-5%
-10%
-15%
-20%
-25%
-30%
Q4 '02
Q1 '03
Q2 '03
Q3 '03
SG Revenue
Sell-Through Units Y/Y

19

[PALM LOGO]

SG Sell-Through More Indicative than Sell-In

Revenue ($ Mill)	Yr-over-Yr Change

[CHART]

SG Revenue	Sell-Through Units Y/Y

SG Operating Expenses Tightly Controlled

Total Non-GAAP Operating Expenses
($ Mill)*
$140
$120
$100
$80
$60
$40
$20
$0
$127
$96
$93
$85
$79
$69
$67
$68
-19% Y/Y
-46% from Q4 '01
Q4 '01
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Q3 '03

* Excludes intangible amortization; impairment and restructuring charges & separation costs

20

[PALM LOGO]

SG Operating Expenses Tightly Controlled

Total Non-GAAP Operating Expenses
($ Mill)*

-19% Y/Y
-46% from Q4 ‘01

[CHART]

* Excludes intangible amortization; impairment and restructuring charges & separation costs

Operational Discipline Producing Inventory Results

Palm Ending Inventory
($ Mill)
Inventory Turns
$140
$120
$100
$80
$60
$40
$20
$0
21
18
15
12
9
6
3
0
Q4 '01
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Q3 '03
Ending Inv
Inv Turns

21

[PALM LOGO]

Operational Discipline Producing Inventory Results

Palm Ending Inventory ($ Mill)	Inventory Turns

[CHART]

Ending Inv	Inv Turns

Managing Working Capital

Working Capital Days
Cash Conversion Cycle Days
90
60
30
0
-30
-60
-90
30
20
10
0
-10
-20
-30
20
67
64
23
40
31
57
14
30
22
48
4
25
33
53
4
40
34
67
7
50
19
67
3
39
15
51
3
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Q3 '03
DSI
DSO
DPO
CCC

22

[PALM LOGO]

Managing Working Capital

Working Capital Days	Cash Conversion Cycle Days

[CHART]

[PALM LOGO]

Transaction Details

	•	Structure

		–	Simultaneous with completion of PalmSource spin-off

		–	Handspring will be merged with remaining Palm Solutions Group of Palm

	•	Merger consideration (following spin-off of PalmSource)

		–	Fixed exchange ratio of 0.09 Palm shares for each share of Handspring common stock owned

		–	Palm, Inc. will issue approximately 13.9 million shares of common stock to Handspring’s shareholders on a fully diluted basis

	•	Merged company ownership

		–	Handspring’s shareholders will own approximately 32.2% of the newly combined hardware company

		–	Palm’s shareholders will own approximately 67.8%

*This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see slide 28 for additional information.				23

[PALM LOGO]

Transaction Will Strengthen Two Industry Leaders

	[PALMSOURCE LOGO]	Step 1: PalmSource Spin-Off – Tax-free distribution of all PalmSource shares owned by Palm to Palm’s shareholders only

	STEP 1	Step 2: Handspring Acquisition – Occurs immediately following the spin-off of PalmSource
[PALM LOGO]
	[PALM SOLUTIONS GROUP LOGO]	Handspring shareholders to receive 0.09 Palm shares for each share of Handspring owned

	STEP 2	As a result, Handspring shareholders will own 32.2% and Palm shareholders 67.8% of the merged company

	[HANDSPRING LOGO]	[GRAPHIC]

*This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see slide 28 for additional information.

[PALM LOGO]

Handspring Acquisition Details

•	Implied valuation

	–	Value to be received by Handspring shareholders will be based on the per share price of (Palm less PalmSource) multiplied by 13.9 million shares

•	Conditions of closing

	–	Customary regulatory approvals and customary closing conditions

	–	Shareholder approvals

•	Others

	–	Palm received 37.5% voting commitment from Handspring principals

	–	Palm to provide initial $10M line of credit to Handspring until closing (amounts and maturity to change under certain conditions)

*This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see slide 28 for additional information.

Roadmap to Completion

Expect transaction to close in Fall '03

palmsource
palm Solutions Group
handspring
MERGED COMPANY
Shareholders meetings
Proxy mailings
SEC filings and reviews
Domestic and Foreign antitrust filings and reviews
Announcement
Today
Palm Q4 03 Results
Handspring Q4 03 Results
Palm Q1 04 Results
Handspring Q1 04 Results
Fall 2003

26

[PALM LOGO]

Roadmap to Completion
Expect transaction to close in Fall ‘03

[PALMSOURCE LOGO]

				Shareholders meetings	[PALM SOLUTIONS GROUP LOGO]
Proxy mailings
		SEC filings and reviews			[HANDSPRING LOGO]
	Domestic and Foreign antitrust filings and reviews				MERGED COMPANY
Announcement

Today	Palm Q4 03 Results		Palm Q1 04 Results		Fall 2003
		Handspring Q4 03 Results		Handspring Q1 04 Results

*This page contains forward-looking information that involves risks, uncertainties and assumptions. Please see slide 28 for additional information.

Industry Transformation

Creating shareholder value through industry growth and strategic focus

ULTRA-MOBILE
COMMUNICATIONS
EDUCATION
palmsource
INFORMATION
INDUSTRIAL
LIFESTYLE
palm
palm Solutions Group
handspring
MERGED COMPANY
MARKET OPPORTUNITY

27

[PALM LOGO]

Industry Transformation
Creating shareholder value through industry growth and strategic focus

ULTRA-MOBILE
	COMMUNICATIONS		EDUCATION

[PALMSOURCE LOGO]
	INFORMATION		INDUSTRIAL	MARKET
		LIFESTYLE		OPPORTUNITY
[PALM LOGO]
[PALM SOLUTIONS GROUP LOGO]

[HANDSPRING LOGO]

MERGED COMPANY

[PALM LOGO]

Forward Looking Statements:

This presentation contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the following: statements regarding our long term financial model and the targeted range of our gross profit and non-GAAP operating expenses and operating income; strategies, including with respect to capturing growth, growing the market, maintaining share and achieving consistent profitability; the market opportunities available to PalmSource and combined company; the strength of the Palm economy and the attraction of additional PalmSource licensees; the ability of the Palm Solutions Group to realize its objectives of growing the market, maintaining industry leadership and achieving consistent profitability; the strategic and operational benefits to the combined company following the merger; the strength of distribution channels and the product portfolio of the combined company following the merger; Palm’s existing and future products, services, technologies and solutions; market opportunities and growth and device segments; customers and customer segmentation; financial results, operating expenses, operational discipline and working capital management; the timing of the consummation of the merger and the spin-off; the expectation of greater revenue opportunities, operating efficiencies and cost savings as a result of the merger; the transformation of the handheld industry; technologies and growth and trends relating to such technologies and factors leading to the return of growth. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including, without limitation, the following: the approval of the transaction by the Palm and Handspring stockholders; the satisfaction of closing conditions, including the receipt of regulatory approvals; the ability of Palm and PalmSource to operate as separate companies after the spin-off; the successful integration of Handspring’s employees and technologies with those of Palm; fluctuations in demand for Palm’s and Handspring’s products and solutions; the ability to successfully combine product offerings; the possibility that the business cultures of Palm and Handspring are incompatible; possible development of marketing delays relating to product offerings; the introduction of new products by competitors or the entry of new competitors into the markets for Palm’s and Handspring’s products; Palm’s ability to maintain relationships with suppliers and distributors; Palm’s ability to effectively manage its cash, inventory and expenses; Palm’s ability to obtain technology from third parties for its product and service offerings; and technological shifts in the markets in which Palm operates. The combined company may not successfully integrate the operations of Palm and Handspring in a timely manner, or at all, and the combined company may not realize the anticipated benefits or synergies of the merger. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Palm’s and Handspring’s most recent filings with the Securities and Exchange Commission. Palm undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date of this presentation.

[PALM LOGO]

Additional Information and Where to Find It

Palm, Inc. and Handspring, Inc. intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the reorganization transaction involving Palm, PalmSource, Inc. and Handspring. In addition, PalmSource intends to file a registration statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm. Investors and security holders are urged to read these filings when they become available because they will contain important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Palm by contacting of Palm Investor Relations (877-696-7256 or palm.ir@corp.Palm.com). Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Handspring by contacting Handspring Investor Relations (Brad Driver at 650-230-5070 or bdriver@Handspring.com). Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by PalmSource by contacting PalmSource Investor Relations (Al Wood at 408-400-3000 or Al.Wood@Palmsource.com).

Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above. PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the prospectus of PalmSource described above Additional information regarding the directors and executive officers of Palm is also included in Palm’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about August 26, 2002. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Palm by contacting Palm Investor Relations (877-696-7256 or palm.ir@corp.Palm.com).

     Handspring and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Handspring and Palm in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above. Additional information regarding these directors and executive officers is also included in Handspring’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about October 1, 2002. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Handspring by contacting Handspring Investor Relations (Brad Driver at 650-230-5070 or bdriver@Handspring.com).

802.11 Gaining Momentum at Work and Home

Business/Campus

~20% of large corporations have wireless LANs

300,000 PCs/month added to wireless LANs

80% higher-ed campuses have wireless access

Wi-Fi

Hotspots

Airports, hotels, retail, campus

>3,400 in US
>1,500 in Europe

Many Supporters: IBM, Intel, Carriers, Cometa, WayPort

Home Networking

*Q2 2002

Sources: Gartner Group, www.wifinder.com, US Department Education

30

[PALM LOGO]

802.11 Gaining Momentum at Work and Home

Business/Campus		Hotspots

~20% of large corporations have wireless LANs		Airports, hotels, retail, campus

300,000 PCs/month added to wireless LANs	Wi-Fi [GRAPHIC]	>3,400 in US >1,500 in Europe

80% higher-ed campuses have wireless access		Many Supporters: IBM, Intel, Carriers, Cometa, WayPort

Home Networking

55% of wireless LAN hardware purchases were made by consumers*
*Q2 2002

Sources: Gartner Group, www.wifinder.com,
US Department Education

Integrated VPN Client Allows Secure Access to Business Data

Email

Web Browsing

IBM

Wireless Synchronization

Network HotSync Setup
This guide will help you set up
Searching
Searching for PCs...
Cancel

*SSL Receive Only

31

[PALM LOGO]

Integrated VPN Client Allows Secure Access to Business Data

Email	[GRAPHIC]	•	VersaMail 2.5 up to 8 accounts, IMAP and POP3, sync mail, SSL* — automatic retrieve with notification
		•	Integrates with Palm Photos, Documents To Go, Voice Memo, Web Browser

Web Browsing	[GRAPHIC]	•	Access secure websites – company intranet
		•	Supports Internet standards HTML, HTTP, XHTML, JavaScript, SSL 3.0 and more

Wireless Synchronization	[GRAPHIC]	•	Keep up-to-date with Calendar, Contacts, email, Docs, backing up data on your business PC
•	User-friendly VPN client, compatible with most Microsoft Windows platforms
•	Targeted to mobile and SOHO professionals that need behind-the-firewall access

*SSL Receive Only

[PALM LOGO]

Delivering Performance and
Useful Innovation to Customers

	TUNGSTEN	VS	[LOGO]	iPAQ

•	Third party test measuring performance and battery life between Tungsten T and C vs HP iPAQ 1910 and 5450

	–	802.11b wireless battery life —› Tungsten C battery lasted 1.5 hours longer than the 5450

	–	Wireless download speed —› Tungsten C was over 2 times faster than the 5450

	–	Battery life —› Tungsten C outperformed all other devices

	–	Time to data loss —› Tungsten T and C lasted 5 times longer than the 5450 and 2 times longer than the 1910

•	Palm Solutions Group devices equaled or outperformed the HP devices in all tests

Source: VeriTest

[PALM LOGO]

Early Market Reaction to Spring Products

THE WALL STREET JOURNAL
Walt Mossberg	“There is nothing on the market, in terms of size, price and features, quite like the Zire 71”… “I’ve found it to be a first-rate product that delivers what it promises”… The screen is “sharper and more vivid than the much-acclaimed screens on the Pocket PCs … this is simply the best screen I have ever seen on a PDA.”

[LOGO]
Alex Slawsby	“The Zire [71] is well positioned for midrange dominance, which is the new battleground for consumers.”

[LOGO]
Richard Shim	“The Tungsten C and the Zire 71 are innovative devices for a company that until recently had been criticized for not innovating fast enough.”

Revenue Stability Since Spring 2001 Reset

Total Palm Revenue ($ Mill)
Palm Re-Set
$600
$500
$400
$300
$200
$100
$0
Q1 '00
Q2 '00
Q3 '00
Q4 '00
Q1 '01
Q2 '01
Q3 '01
Q4 '01
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Q3 '03

34

[PALM LOGO]

Revenue Stability Since Spring 2001 Reset

Total Palm Revenue ($ Mill)

Palm Re-Set
[CHART]

Factors Leading to the Return of Growth

ARM
THE ARCHITECTURE FOR THE DIGITAL WORLD™

Intel® XScale™

Yahoo! Finance
finance.yahoo.com/
Market Summary

Bluetooth®

Wi Fi®

palmsource™

GPRS

realONE

Palm OS 5

35

[PALM LOGO]

Factors Leading to the Return of Growth

• Technology improvements – processor, displays, design

• Data-oriented networks – GPRS, 1xRTT

• New applications – MP3, Bluetooth, browsing, WiFi

• Emerging markets – China

ARM		INTEL XScale
[GRAPHIC]	[GRAPHIC]	[LOGO] BLUEBOOTH
[LOGO] Wi-Fi
[LOGO OF PALMSOURCE]
GPRS	REAL ONE	PALM OS 5